Mail Stop 7010

      July 26, 2005

Mr. Alan Ferguson
The BOC Group plc
Chertsey Road, Windlesham
Surrey, GU20 6HJ United Kingdom

      Re:	The BOC Group plc
		Form 20-F for the year ended September 30, 2004
      File No. 0-10906


Dear Mr. Ferguson:

      We have reviewed your response letter dated May 13, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 20-F FOR THE PERIOD ENDED SEPTEMBER 30, 2004

Item 18 - Financial Statements for the Year Ended September 30,
2004

Accounting Policies - Revenue Recognition

1. We note your response to comment 7 from our letter dated April
11,
2005 concerning sales of liquid product where such product is delivered to storage vessels that are installed at your customers` premises but are owned by you. It remains unclear to us that your provision of storage vessels to your customers in such transactions is not a leasing transaction within the scope of EITF 01-8 under US
GAAP. We note your statement that these transactions are not dependent on the use of specified storage vessels; however, it is not clear to us that storage vessels are not implicitly specified. Please provide us with the following additional information:

* Please tell us if the fixed charge to your customer in exchange for the use of the storage vessel changes if you replace the storage vessel with one of a different size.
* Please tell us how often during the last three years you have actually replaced the original storage vessel with another storage vessel in these types of contracts. Please express your response as a percentage of all such applicable contracts.
* Please provide us with your analysis of whether these arrangements convey to your customers the right to use your storage vessels under the criteria of paragraph 12 of EITF 01-8.
* Please provide us with your analysis of whether the provision of these storage vessels qualify as capital leases under SFAS 13. We note your statement that these contracts generally last from one to seven years.
* If you conclude that the provision of these storage vessels qualify as leases pursuant to EITF 01-8, please provide us, and disclose in future filings, your revenue recognition policies related to these leases and the disclosures required by paragraph 23 of SFAS 13. Please also tell us the impact, if any, on your historical financial statements if you determine that these storage vessels should have been accounted for as leases.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691 or the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief

Mr. Alan Ferguson
The BOC Group plc
July 26, 2005
Page 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE